

February 23, 2011

Dale Thatcher
Chief Financial Officer
Selective Insurance Group Inc.
40 Wantage Avenue
Branchville, New Jersey   07890

> **Re: Selective Insurance Group Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **File No. 1-33067**

Dear Mr. Thatcher:

We have reviewed your January 7, 2011 response to our December 23, 2010 letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2009

Financial Statements, page 81

1. We have read your response to comment one and continue to believe that the summarized information specified by Rule 4-08(g) of Regulation S-X is required since the significance test was met on an aggregated basis for 2009. Since the significance test was met for 2009, Form 10-K for 2010 should include summarized information for 2010, 2009 and 2008. The summarized information should be audited. Please confirm that you will include summarized information for all three years in your Form 10-K for December 31, 2010.

<u>Note 13 Discontinued Operations, page 117</u>

2. In your response to comment two you state as a reason for the decrease in the amount of the contingent consideration receivable a *mutual* agreement to curtail workers compensation policy offerings. Explain the nature of this mutual agreement, how it impacted the value of the contingent consideration and why this was not considered continuing involvement as described in ASC 205-20-45-1.

3. Please clarify whether or not the contingent consideration that you have recorded at fair value is marked to market at each reporting date. Your response indicates that you re-measured the consideration at each reporting date (i.e. March 31, June 30 and September 30) during the course of 2010, however, page 18 of your Form 10-Q indicates that your consideration receivable is presented at fair value on a "non-recurring basis."

You may contact Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 or Melissa N. Rocha, Accounting Branch Chief, at (202) 551-3854 if you have any questions regarding the comments.   In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant